NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on February 03, 2023, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on January 20, 2023 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. Pursuant to a consent solicitation, the Company will eliminate all of its public warrants. Holders of warrants that were validly exercised prior to the expiration date will receive 0.260 ordinary shares in exchange for each warrant exercised on a cashless basis and one ordinary share in exchange for each warrant exercised on a cash basis. Any warrants not exercised on or prior to the Expiration Date will be automatically exercised on a cashless basis for an effective delivery of 0.234 ordinary shares per warrant, which is 10% less than the number of shares per warrant to be received by the holders who elect to exercise on a cashless basis. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading before market open on January 23, 2023.